WORLD VENTURES INC.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

Three-Month and Nine-Month Periods ended July 31, 2007

(Unaudited)

WORLD VENTURES INC. - SECOND QUARTER REPORT INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE-MONTH PERIOD ENDED JULY 31, 2007 UNAUDITED

World Ventures Inc. - Quarterly Report – JULY 31, 2007

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Balance Sheets (note 2) July 31, 2007 and October 31, 2006

	Nine-month period ended July 31, 2007 Unaudited	Year ended October 31, 2006 Audited

Assets (note 3)
Current
Cash	$ 201,938	$ 17,103
Accounts receivable	6,090	2,685

Total Current Assets	208,028	19,788
Equipment (note 6)	1,282	1,282
Resource Properties (note 7)	376,918	324,719

Total Assets	$ 586,228	$ 345,789

Liabilities
Current
Accounts payable (note 8)	$ 254,124	$ 274,511

Total Liabilities	254,124	274,511

Capital Stock and Deficit

Capital Stock (note 9(b))	7,975,507	7,605,093
Contributed Surplus (note 9(g))	323,053	323,053
Deficit	(7,966,456)	(7,856,868)

Total Capital Stock and Deficit	332,104	71,278

Total Liabilities and Capital Stock and Deficit	$ 586,228	$ 345,789

Approved on behalf of the Board:

/s/ Ray B. Carson               Director

Ray B. Carson

/s/ Gary Van Norman        Director

Gary Van Norman

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Operations and Deficit Nine-Month Periods Ended July 31, 2007, July 31, 2006 and Year Ended October 31, 2006

	Nine- month period ended July 31, 2007 Unaudited	Nine- month period ended July 31, 2006 Unaudited	Three- month period May 1 - July 31, 2007 Unaudited	Three- month period May 1- July 31, 2006 Unaudited	Year ended October 31, 2006 Audited

Expenses
Accounting and administration	32,569	$ 21,763	$ 6,773	$ 8,428	$ 28,403
Professional fees	11,170	31,273	4,886	4,750	37,436
Rent	9,000	9,000	3,000	3,000	12,000
Office and sundry	6,267	4,403	1,266	2,825	7,021
Transfer agent, filing fees and printing	6,792	7,580	1,398	1,714	8,653
Interest and bank charges	149	1,196	86	1,290	8,025
Telephone and fax	2,809	3,699	1,516	545	2,465
Travel and promotion	22,041	44,657	20,159	1,000	45,252
Consulting and management	18,500	0	18,500	0	2,000
Vehicle and fuel	291	0	48	0	253
Amortization	0	0	0	0	320
Crystal Springs (recovery)	4,000	12,173	(2,000)	1,462	12,733
Lapon property	48,199	40,602	20,084	13,698	45,681
Triton property	0	2,000	0	0	2,000

Loss including resource properties	(161,787)	(178,316)	(75,716)	(38,716)	(212,242)
Invested properties	52,199	54,775	18,084	15,160	60,414
Write down of equipment	0	0	0	0	(492)

Net Loss for Period	(109,588)	(123,541)	(57,632)	(23,556)	(152,320)
Deficit, Beginning of Period	(7,856,868)	(7,704,548)	(7,908,824)	(7,804,533)	(7,704,548)

Deficit, End of Period	$(7,966,456)	$(7,828,089)	$(7,966,456)	$(7,828,089)	$ (7,856,868)

Loss per Share (note 9(g))	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted Average Number of Shares
Outstanding	16,158,222	14,380,126	16,158,222	14,380,126	14,616,609

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Consolidated Statements of Cash Flows Nine-Month Periods Ended July 31, 2007, July 31, 2006 and Year Ended October 31, 2006

	Nine- month period ended July 31, 2007 Unaudited	Nine- month period ended July 31, 2006 Unaudited	Three- month period May 1 - July 31, 2007 Unaudited	Three- month period May 1- July 31, 2006 Unaudited	Year ended October 31, 2006 Audited
Operating Activities
Net income (loss)	$ (109,588)	$ (123,541)	$ (57,632)	$ (23,556)	$ (152,320)
Items not involving cash
Write-down of resource properties	0	0	0	0	0
Stock-based compensation	0	0	0	0	0
Write-down of equipment	0	0	0	0	492
Amortization	0	0	0	0	320
Operating Cash Flow (Deficit)	(109588)	(123,541)	(57,632)	(23,556)	(151,508)

Changes in Non-Cash Working Capital
Accounts receivable	(3,404)	1,995	2,131	(1,068)	1,655
Accounts payable	(20,388)	(30,327)	19,156	(104,953)	(27,021)
Total Changes in Non-Cash Working Capital	(23,792)	(28,332)	21,287	(106,021)	(25,366)

Cash Provided by (Used in) Operating Activities	(133,381)	(151,873)	(36,345)	(129,577)	(176,874)

Investing Activity
Expenditures on resource properties, net of recoveries	(52,199)	(54,775)	(18,084)	(15,160)	(60,414)

Financing Activity
Proceeds from private placement	370,414	317,720	164,880	250,000	250,000

Inflow (Outflow) of Cash	184,835	111,072	110,451	105,263	12,712
Cash, Beginning of Year	17,103	4,391	91,487	10,200	4,391

Cash, End of Year	$ 201,938	$ 115,463	$ 201,938	$ 115,463	$ 17,103

Supplemental Information for Investing and
Financing Activities
Warrants/options exercised as settlement of debt	$ 0	$ 0	$ 0	$ 0	$ 0
Share issued on settlement of debt	0	67,720	0	0	67,720

See notes to consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

1.   OPERATIONS

The Company was incorporated under the laws of the province of British Columbia, Canada.  It is an exploration stage company, whose principal business activities include the development and exploration of natural resource properties.  It has not been determined whether these properties contain ore reserves that are economically recoverable.  The Company has not earned revenues from its mineral properties.

2   GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The investment in and expenditures on resource properties comprise substantially all of the Company's assets.  Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

The Company has incurred significant operating losses with an accumulated deficit of $7,966,456 ($7,856,868 as at October 31, 2006) and at July 31, 2007 has a working capital deficiency (an excess of current liabilities over current assets) of $46,096 (as at October 31, 2006 - $254,723).  The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses.  The Company is actively pursuing mining development in the State of Nevada, and the Provinces of Ontario and Saskatchewan and at the date of these financial statements is focused on pursuing senior financing in order to achieve this goal.   The outcome of these matters cannot be predicted at this time.  These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

The Company currently has some long outstanding amounts owed to creditors, which have gone to collection agencies.  The Company owes the British Columbia government for corporation capital tax (note 3), which has interest accruing on a monthly basis.  The Company is in discussion with the government to work out a repayment plan for the debt.  The repurchase of shares as mentioned in note 9(f) is still incomplete.

3.   CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $91,000, including interest, as at July 31, 2007 and October 31, 2006. This amount is included in accounts payables.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

4   SIGNIFICANT ACCOUNTING POLICIES

(a)  Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its fully integrated wholly-owned subsidiary, World Ventures (Nevada) Inc.  All inter-company balances and transactions have been eliminated.

(b)  Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all figures are in Canadian dollars.  Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America.  The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 12.

(c)  Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. However, actual results could differ from those estimates and would impact future results of operations and cash flows. Areas requiring the use estimates include the rates of amortization of equipment, the recovery of resource property interests, asset retirement obligations, the assumption used in the determination of fair valued stock-based compensation, the determination of the valuation allowance for future income tax assets, and accounts payables and accruals. Management believes the estimates are reasonable.

(d)  Equipment    Equipment  is recorded at cost.

Amortization of the machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method. No amortization has been recorded for interim period.

(e)  Resource properties

The Company capitalizes all costs related to investments in resource property interests on a property-by-property basis.  Such costs include property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and resource property interests are either developed or the Company’s mineral rights are allowed to lapse.  All deferred resource property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments to the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

4.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a resource property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

(f)  Asset retirement obligations

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations.  The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

(g)  Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

(h)  Stock-based compensation

The Company has adopted the CICA Handbook Section 3870 recommendations, to account for stock-based compensation and other stock-based payments made to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting policy in fiscal 2004 year, the Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in accounting policy and charged this amount to opening deficit in the prior year.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

4.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)  Income (loss) per share

Income (loss) per share computations are based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating earnings per share.  Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

(j)  Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Expenses at the average rate of exchange for the year.

Gains and losses arising from the translation are included in net income (loss) for period.

5   FINANCIAL INSTRUMENTS

(a)  Fair value

The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

(b)  Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities, however, is subject to interest risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 3).

(c)  Credit risk

The Company is not exposed to credit risk, as its receivables are due from the Government of Canada.

(d)  Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

6.   EQUIPMENT

July 31, 2007 and October 31, 2006
Accumulated
	Cost	Amortization	Net

Machinery	$ 5,671	$ 4,779	$ 892
Equipment	967	577	390

	$ 6,638	$ 5,356	$ 1,282

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

6.   EQUIPMENT (Continued)

	October 31, 2005
		Accumulated
	Cost	Amortization	Net

Automobiles	$ 17,219	$ 16,728	$ 491
Machinery	5,671	4,556	1,115
Equipment	967	479	488

	$ 23,857	$ 21,763	$ 2,094

7   RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Triton	Crystal Springs	Totals
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))
Balance, October 31, 2005	$ 264,303	$ 1	$ 1	$ 0	$ 0	$ 264,305
Legal	5,075	0	0	2,000	6,196	13,271
Lease and supplies	34,652	0	0	0	3,772	38,424
Travel	5,955	0	0	0	2,764	8,719
Net expenditures for the year	45,682	0	0	2,000	12,733	60,414

Balance, October 31, 2006	$ 309,985	$ 1	$ 1	$ 2,000	$ 12,733	$ 324,719
Legal	4,678	0	0	0	0	4,678
Lease and supplies	41,451	0	0	0	4,000	45,451
Travel	2,070	0	0	0	0	2,070
Net expenditures for the year	48,199	0	0	0	4,000	52,199

Balance, April 30, 2007	$ 358,184	$ 1	$ 1	$ 2,000	$ 16,732	$ 376,918

Ownership in mineral interests involves certain inherent risks due to the difficulties of the determining the validity of certain claims, as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristic of mineral interests.  The Company has investigated ownership of its mineral interests and to the best of its knowledge, ownership of its interests are in good standing.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

7.   RESOURCE PROPERTIES (Continued)

(a)  Lapon Canyon, Nevada, United States

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts ("Potts") to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the "Property").  The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property.  Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns (“NSR”).

Pursuant to a letter agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of US $11,000, which includes the royalty payment due on June 6, 2002.

Subsequent to October 31, 2006, the Company and Potts amended the Lease Purchase Agreement with an Amendment Agreement Letter dated January 16, 2007. The Amendment Agreement Letter amended the Term of the Lease to automatically extend the lease for an additional  5 years to June 6, 2012 and amended the Minimum Royalties Payments payable as follows:

Amount of Monthly
Payment Period		Payment US$
(i)	July 6, 2002 through February 6, 2003 (paid)	$ 1,000
(ii)	March 6, 2003 through November 6, 2003 (paid)	$ 1,500
(iii)	December 6, 2003 through August 6, 2004 (paid)	$ 2,000
(iv)	September 6, 2004 through May 4, 2005 (paid)	$ 2,500
(v)	June 6, 2005 through February 6, 2006 (paid)	$ 3,000
(vi)	March 6, 2006 through November 6, 2006(paid)	$ 3,500
(vii)	December 6, 2006 through August 6, 2007(paid)	$ 4,000
(viii)	September 6, 2007 through the 6th day of each month thereafter (paid to October 6, 2007)	$ 4,500

Potts granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease.  Upon exercise of this option by the Company, Potts will transfer the Property to the Company with a reserved royalty on production equal to 0.5% of NSR.

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project. The Company received approval from the Regional Office of The Bureau of Land Management on September 16, 2005. The Company is required to post a reclamation bond in the amount of US $2,500. On March 27, 2006, the Company retained a consultant to oversee rehabilitation, underground exploration and sampling activities. Additional work on this property is subject to availability of financing.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

7.   RESOURCE PROPERTIES (Continued)

(b)  Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater.  This royalty has been waived indefinitely until the commencement of production. Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use. There were no expenditures in 2006, 2005 or 2004 for this property.

(c)  Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama.  The agreement has not yet been concluded and regulatory approval remains outstanding.  During 2001, the Company decided to write-down its investment in this property to a nominal carrying value.  The Company still retains the right to resume exploration on this property.  The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation. The Company is not actively exploring this property and will hold it for future development. There were no expenditures in 2006, 2005 or 2004 for this property.

(d)  Triton, Ontario, Canada

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the 2004 fiscal year, the Company acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. (“Starfire”) to explore the Company’s Triton property.  In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement.

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property.  On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property. In November of 2005, the Company retained Vision Exploration to carry out an E-M survey on the Triton Property to cover the assessment work obligations. The Company made no expenditures for this property in 2005 and 2004.

(e)  Crystal Springs, Saskatchewan, Canada

In April 2006, the Company acquired over 57, 000 acres (23,700 hectares) of mineral rights near Fort a la Corne, Saskatchewan, Canada from Saskatchewan Mineral Claims and private mineral rights. Of the 57,000 acres, approximately 640 acres were private minerals rights of Mrs. M. Lanctot and Mr. A Lanctot.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

7.   RESOURCE PROPERTIES (Continued)

The Company entered into a lease purchase agreement dated July 1, 2005 with Mrs. M. Lanctot and Mr. A. Lanctot ("Lanctots") to acquire the right to explore, develop and mine a property located in the vicinity of Fort a la Corne, Saskatchewan, Canada (“Crystal Springs Property”).   The initial lease term is ten years with the first payment of $2,000 upon execution of the agreement on, March 31, 2006 and an annual sum of $4,000 for a total of $38,000. The Company has an option to purchase the Crystal Springs Property upon commercial development. Upon commencing mining operations of the Property, the Company will pay Lanctots a royalty on production equal to 5% of net profits and $4,000 per annum. Additional work on this property is subject to availability of financing. There were no expenditures for this property in 2005 and 2004. During 2006, expenditures totaling $12,733 were made for legal fees, lease and travel expenses. The Saskatchewan Mineral Claims require expenditures of $12 per hectare for years starting 2-10 to maintain mineral claims in good standing.

(f)  Kootenay, British Columbia, Canada

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”) The Company retained 1.5% NSR in the Jersey-Emerald Property.

8   ACCOUNTS PAYABLE

	July 31, 2007	October 31, 2006
Trade payables	$ 163,317	$ 183,704
Capital taxes payable	90,807	90,807
	$ 254,124	$ 274,511

9   CAPITAL STOCK

(a)  Authorized 50,000,000 Common shares without par value

(b)  Issued

	Number
	of Shares	Amount
Balance, October 31, 2005	13,572,154	7,287,373
Issue of common stock	1,250,000	250,000
Issue of common stock for settlement of debt	284,000	67,720
Balance, October 31, 2006	15,106,154	$ 7,605,093
Issue of common stock	2,525,000	370,414
Balance, July 31, 2007	17,631,154	$ 7,975,507

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

9.   CAPITAL STOCK (Continued)

On November 20th, 2006 the Company negotiated a non-brokered private placement of 1,000,000 units at a purchase price of  $0.10 per unit. Each unit is composed of one common share and one common share purchase warrant exercisable for 24 months from closing. The warrants are exercisable at $0.10 per share in the first year and at $0.15 in the second year. The Company issued the units on February 28,2007.

On January 29th, 2007 the Company negotiated a non-brokered private placement of 120,790 common units at a purchase price of  $0.15 per unit. Each unit is composed of one common and one common share purchase warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant share unless, the Company’s shares trade on the OTC B:B at a price of greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (the Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On February 21st, 2007 the Company negotiated a non-brokered private placement of 580,000 units at a purchase price of  $0.15 per unit. . Each unit is composed of one common share and one common share purchase warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant share unless, the Company’s shares trade on the OTC B:B at a price of greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (the Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

On July 10th, 2007 the Company negotiated a non-brokered private placement of 825,000 units at a purchase price of  $0.20 per unit.  Each unit is composed of one common share and one common share purchase warrant exercisable for 24 months from date of issue. The warrants are exercisable at $0.30 per warrant share unless, the Company's shares trade on the OTC B:B at a price of greater than or equal to $0.50 per share at any time during the trading day for a period of 10 consecutive trading days (the Premium Trading Days) after which time the exercise period shall be shortened to a period of 14 calendar days commencing on that day which is the tenth Premium Trading Day.

(c)  The following table summarizes the Company's stock option activity for the period ended July 31, 2007 and years ended October 31, 2006 and 2005:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price
Balance, outstanding and exercisable October 31, 2004	500,000		$ 0.25
Expired in 2005	(500,000)		$ 0.25
Granted in 2005	800,000	$ 0.25	$ 0.25
Expired March 31, 2007	(800,000)		$ 0.25
Granted in 2007	1,300,000	$ 0.25	$ 0.25
Balance, outstanding and exercisable April 30, 2007	1,300,000	0	0

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

9.

CAPITAL STOCK (Continued)

(d)  Stock options outstanding and exercisable to directors and consultants as at July 31, 2007, October 31, 2006 and 2005 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2007	2006	2005

March 31, 2007 (expired)	$ 0.25	0	800,000	800,000
Granted July 11, 2007	$ 0.25	1,300,000	0	0

(e)  Share purchase warrants outstanding and exercisable as at July 31, 2007, October 31, 2006 and 2005 were as follows:

	Exercise	Number of Warrants
	Price	2006	2006	2005

Opening balance, outstanding and exercisable	$0.15	0	0	1,500,000
Exercised (note 9 (e) (ii))	$0.15	0	0	(1,500,000)
Options granted (note 9 (e) (i))	$0.25	0	1,250,000	0
Exercised (note 9 (e) (i))	$0.25	0	(1,250,000)	0
Options granted (note 9 (e) (iii))	$0.15	1,000,000	0	0
Options granted (note 9 (e) (iv))	$0.30	1,525,000	0	0
Closing balance, outstanding and exercisable		2,525,000	0	0

(i)  The 1,250,000 warrants are attached to private placement shares issued during 2006.   If exercised before March 1, 2007 the exercise price is $0.25, or $0.35 if exercised before March 1, 2008.

(ii)  The 1,500,000 warrants were attached to private placement shares issued during 2003.  If exercised before April 19, 2004 the exercise price was $0.10, or $0.15 if exercised before April 19, 2005.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price. The warrants were exercised before April 19, 2005 at exercise price $0.15.

(f)  Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of October 6, 2007, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

9.

CAPITAL STOCK (Continued)

(g)  Contributed surplus

Adjustment to opening deficit for prior year – 2000 (note 4(h))	$ 33,712
Stock-based compensation for 2005	289,341
Balance July 31, 2007,October 31, 2006 and October 31, 2005	$ 323,053

Fair value of options granted during 2005 was calculated using the following weighted average assumptions:

Expected life (years)	2
Interest rate	2.97%
Annualized volatility	113 – 160%
Dividend rate	0.00

10.   RELATED PARTY TRANSACTIONS

(a)  Services were provided by directors or parties related to directors.  These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

	July 31, 2007	October 31, 2006	October 31, 2005

Consulting	$ 18,500	$ 2,000	$ 54,772
Rent	$ 9,000	$ 12,000	$ 12,000

(b)  Accounts receivable includes $2,542 (2006 - $665) due from a director.

(c)  Accounts payable includes $ nil (2006 - $0) due to an individual related to the president of the Company.

(d)  During 2007, $100,000 was applied to the purchase of 1,000,000 common shares.  In 2006, $250,000 was applied to the purchase of 1,250,000 common shares.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

11.   INCOME TAX LOSSES

Income taxes provisions are determined as follows:

	2006	2005	2004

Income tax benefit computed at Canadian statutory rate	$ (51,972)	$ (166,691)	$ (44,233)
Difference of amortization and capital cost allowance	109	187	233
Non-deductible interest expense	2,006	2,094	1,763
Loss on disposal of capital asset	168	0	0
Write-down of resource properties	0	0	1,977
Stock-based compensation	0	103,063	0
Unrecognized tax losses	49,689	61,347	40,260
Income tax provision	$ 0	$ 0	$ 0

No income tax provisions have been recorded for interim period.

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 34.12%.  The components of future income tax assets at October 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004

Future income tax assets
Tax over book value of resource properties	$ 996,837	$ 1,109,999	$ 1,184,166
Tax over book value of property and
Equipment	11,047	11,243	11,796
Non-capital loss carry-forwards	1,018,878	1,234,905	1,146,025
	2,026,762	2,356,147	2,341,987
Valuation allowance	(2,026,762)	(2,356,147)	(2,341,987)

Net future income tax assets	$ 0	$ 0	$ 0

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized. No income tax loss has been recorded in the interim period.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

11.   INCOME TAX LOSSES (Continued)

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes.  These losses expire as follows:

Available to	Amount

2007	$ 177,500
2008	281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200
2026	145,600

$ 2,821,000

12.   DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a)  Recently issued US accounting pronouncements

(i)  In January 2004, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements.  Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary.  Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity.  The Company has no investment in or contractual relationship or other business relationship with a variable interest entity, and therefore, the adoption did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(ii)  FAS 153, Exchanges of Non-Monetary Assets:  The provision of this Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2005.  The provisions of this Statement should be applied prospectively.  There is no impact on the Company’s financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

12.   DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)  (Continued)

(iii)  FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R).   Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2004.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2005.  Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(iv)  In 2005, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement No. 123(R)).  This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.  This revised pronouncement required that all stock options and warrants be accounted for using the fair value method.  As discussed in note 4(h), the Company has adopted Statement No. 123(R), as revised.

(v)  In March 2005, FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement NO. 143, “Accounting for Asset Retirement Obligation”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005.  The adoption of this standard has had no impact on the Company’s consolidated financial statements.

(vi)  In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principles.  This statement applies to all voluntary changes in accounting principles.  It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions.  When a pronouncement includes specific transition provisions, those provisions should be followed.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard has had no impact on the Company’s consolidated financial statements.

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

12.   DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b)  The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (US GAAP) except as follows:

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 4(e)).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.  Commercial feasibility is established in compliance with Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, acquisition costs are capitalized and included as part of property and equipment as described in mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

(c)  Reconciliation of total assets, liabilities and shareholders' deficit:

	July 31, 2007	October 31, 2006
Total assets per Canadian GAAP	$ 586,228	$ 345,789
Resource property costs	(376,918)	(324,719)
Total assets per US GAAP	$ 209,310	$ 21,070
Total liabilities per Canadian GAAP	254,124	$ 274,511
Adjustments to US GAAP	0	0
Total liabilities per US GAAP	254,124	274,511
Shareholders’ equity (deficit) per Canadian GAAP	322,104	71,278
Resource property costs	(376,918)	(324,719)
Shareholders’ equity (deficit) per US GAAP	(44,814)	(253,441)
Liabilities and shareholders’ equity per US GAAP	$ 209,310	$ 21,070

WORLD VENTURES INC. (An Exploration Stage Company) Notes to Consolidated Financial Statements Nine-Month Period Ended July 31, 2007 Unaudited

12.   DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(d)  Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP:

	July 31, 2007	October 31, 2006	October 31, 2005
Net loss per Canadian GAAP	$ (109,588)	$ (152,320)	$ (467,969)
Adjustments to net loss
Write-off of exploration expenditures	(52,119)	(60,414)	(108,328)
Add back expenditures that would not have been expensed in prior years under US GAAP	0	0	0

Net loss per US GAAP	$ (161,787)	$ (212,734)	$ (576,297)
Loss per common share
Canadian GAAP - Basic and diluted	$ (0.01)	$ (0.01)	$ (0.04)

US GAAP - Basic and diluted	$ (0.01)	$ (0.01)	$ (0.04)

Weighted average number of
shares outstanding	16,158,222	14,616,609	12,857,086

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 9(f)).

(e)  Reconciliation of cash flows in accordance with US GAAP:

	July 31, 2007	October 31, 2006	October 31, 2005

Net income (loss) per US GAAP	$ (161,787)	$ (212,734)	$ (576,297)
Adjustments to net income (loss)
Stock-based compensation	0	0	289,341
Amortization	0	320	524
Write-down of equipment	0	492	0
Net changes in non-cash working capital	(23,792)	(93,086)	275,156
Proceeds from warrants\shares	370,414	317,720	0

Inflow (outflow) of cash per US GAAP	$ 184,835	$ 12,712	$ (11,276)